Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Flag Ship Acquisition Corporation on Amendment No. 5 to Form S-1 (File No. 333-261028) of our report dated March 22, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, and an explanatory paragraph as to restatement of previously issued financial statements, with respect to our audits of the financial statements of Flag Ship Acquisition Corporation as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, NY

March 22, 2024